

FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the Periods Ended June 30, 2008 and 2007

(in millions, except per share amounts)

	Second Quarter		First Half	
	2008	**2007**	**2008**	**2007**
	(unaudited)		(unaudited)	
Sales and revenues				
Automotive sales	$ 37,057	$ 40,106	$ 76,174	$ 78,736
Financial Services revenues	4,455	4,136	8,866	8,525
Total sales and revenues	41,512	44,242	85,040	87,261
Costs and expenses				
Automotive cost of sales	39,995	36,182	75,451	70,897
Selling, administrative and other expenses	7,305	4,952	12,400	10,924
Interest expense	2,412	2,759	4,957	5,477
Financial Services provision for credit and insurance losses	598	121	942	180
Total costs and expenses	50,310	44,014	93,750	87,478
Automotive interest income and other non-operating income/(expense), net	(192)	559	(100)	888
Automotive equity in net income/(loss) of affiliated companies	(40)	139	96	211
Income/(Loss) before income taxes	(9,030)	926	(8,714)	882
Provision for/(Benefit from) income taxes	(444)	123	(349)	305
Income/(Loss) before minority interests	(8,586)	803	(8,365)	577
Minority interests in net income/(loss) of subsidiaries	89	85	211	143
Income/(Loss) from continuing operations	(8,675)	718	(8,576)	434
Income/(Loss) from discontinued operations	8	32	9	34
Net income/(loss)	$ (8,667)	$ 750	$ (8,567)	$ 468
AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK				
Basic income/(loss)				
Income/(Loss) from continuing operations	$ (3.88)	$ 0.38	$ (3.87)	$ 0.23
Income/(Loss) from discontinued operations	-	0.02	-	0.02
Net income/(loss)	$ (3.88)	$ 0.40	$ (3.87)	$ 0.25
Diluted income/(loss)				
Income/(Loss) from continuing operations	$ (3.88)	$ 0.30	$ (3.87)	$ 0.21
Income/(Loss) from discontinued operations	-	0.01	-	0.01
Net income/(loss)	$ (3.88)	$ 0.31	$ (3.87)	$ 0.22
Cash dividends	$ -	$ -	$ -	$ -

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.




FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	June 30, 2008	December 31, 2007
	(unaudited)	
ASSETS		
Cash and cash equivalents	$ 30,066	$ 35,283
Marketable securities	12,525	5,248
Loaned securities	7,347	10,267
Finance receivables, net	106,928	109,053
Other receivables, net	8,964	8,210
Net investment in operating leases	31,074	33,255
Retained interest in sold receivables	380	653
Inventories	12,987	10,121
Equity in net assets of affiliated companies	3,189	2,853
Net property	32,149	36,239
Deferred income taxes	3,251	3,500
Goodwill and other net intangible assets	2,044	2,069
Assets of discontinued/held-for-sale operations	28	7,537
Other assets	14,365	14,976
Total assets	$ 265,297	$ 279,264
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payables	$ 24,216	$ 20,832
Accrued liabilities and deferred revenue	72,381	74,738
Debt	166,025	168,787
Deferred income taxes	2,899	3,034
Liabilities of discontinued/held-for-sale operations	-	4,824
Total liabilities	265,521	272,215
Minority interests	1,459	1,421
Stockholders' equity		
Capital stock		
Common Stock, par value $0.01 per share (2,198 million shares issued)	22	21
Class B Stock, par value $0.01 per share (71 million shares issued)	1	1
Capital in excess of par value of stock	8,386	7,834
Accumulated other comprehensive income/(loss)	131	(558)
Treasury stock	(183)	(185)
Retained earnings/(Accumulated deficit)	(10,040)	(1,485)
Total stockholders' equity	(1,683)	5,628
Total liabilities and stockholders' equity	$ 265,297	$ 279,264

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.




FORD MOTOR COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Periods Ended June 30, 2008 and 2007

(in millions)

	First Half	
	2008	2007
	(unaudited)	
Cash flows from operating activities of continuing operations		
Net cash (used in)/provided by operating activities	$ 2,161	$ 5,227
Cash flows from investing activities of continuing operations		
Capital expenditures	(3,128)	(2,637)
Acquisitions of retail and other finance receivables and operating leases	(25,483)	(26,280)
Collections of retail and other finance receivables and operating leases	22,150	20,591
Purchases of securities	(33,015)	(4,720)
Sales and maturities of securities	28,390	12,088
Proceeds from sales of retail and other finance receivables and operating leases	-	702
Proceeds from sale of businesses	6,135	1,001
Cash paid for acquisitions	(13)	-
Transfer of cash balances upon disposition of discontinued/held-for-sale operations	(925)	(83)
Other	1,869	1,178
Net cash (used in)/provided by investing activities	(4,020)	1,840
Cash flows from financing activities of continuing operations		
Cash dividends	-	-
Sales of Common Stock	144	51
Purchases of Common Stock	-	(31)
Changes in short-term debt	(1,049)	(1,396)
Proceeds from issuance of other debt	20,726	17,165
Principal payments on other debt	(23,396)	(19,768)
Other	(267)	(61)
Net cash (used in)/provided by financing activities	(3,842)	(4,040)
Effect of exchange rate changes on cash	469	71
Net increase/(decrease) in cash and cash equivalents from continuing operations	(5,232)	3,098
Cash flows from discontinued operations		
Cash flows from operating activities of discontinued operations	15	16
Cash flows from investing activities of discontinued operations	-	-
Cash flows from financing activities of discontinued operations	-	-
Net increase/(decrease) in cash and cash equivalents	$ (5,217)	$ 3,114
Cash and cash equivalents at January 1	$ 35,283	$ 28,896
Cash and cash equivalents of discontinued/held-for-sale operations at January 1	-	(2)
Net increase/(decrease) in cash and cash equivalents	(5,217)	3,114
Less: cash and cash equivalents of discontinued/held-for-sale operations at June 30	-	(8)
Cash and cash equivalents at June 30	$ 30,066	$ 32,000

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.





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XBRL report   fmc-20080630.xml

XBRL taxonomy schema   fmc-20080630.xsd

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XBRL taxonomy linkbase   fmc-20080630_pre.xml

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